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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Received FEB 28 2018 WASH. DC

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Elks Club Rd.
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore (828) 393-0088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Ste. 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

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OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Financial Securities, LLC

Table of contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Carolina Financial Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carolina Financial Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carolina Financial Securities, LLC 's management. Our responsibility is to express an opinion on Carolina Financial Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Carolina Financial Securities, LLC's financial statements. The supplemental information is the responsibility of Carolina Financial Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2018

Carolina Financial Securities, LLC

Statement of Financial Position

December 31, 2017

Assets		
Current assets		
Cash and cash equivalents	$	437,304
Accounts receivable, net of allowance of 14,529		93,331
Total current assets		530,635
Property and equipment, net		58,059
Security Deposit		3,346
Total assets	$	592,040
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$	952
Commissions payable		68,327
Preferred distributions payable		2,400
Expense prepaid by client		173,283
Accrued expenses		7,286
Total current liabilities		252,248
Members' equity		339,792
Total liabilities and members' equity	$	592,040

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Carolina Financial Securities, LLC, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 1997, and conducts its operations in Brevard, North Carolina. The Company is licensed in 29 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Property, Improvements and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized while replacements, maintenance, and repairs which do not improve or extend the life of the assets, are expensed currently. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and resulting gains and losses are included in the Statement of Operations. Depreciation expense for 2017 was $8,846.

Revenue Recognition

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related services. Revenue is recognized upon satisfaction of performance obligations under contract. The Company receives non-refundable placement fees in most transactions. Placement fees are success-based income, and therefore the Company recognizes placement revenue upon receipt.

Other income relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agree-upon terms. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Advertising Expenses

Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $5,757 for 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MEMBERS' EQUITY

The Company has two classes of member equity interests; Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights, contain a preferred cumulative distribution clause of 12% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement with BPOE Investments, LLC. BPOE Investments, LLC is a related party and owned by the majority member of Carolina Financial Group, LLC. The lease agreement is dated September 23, 2014 and expires on November 1, 2019.

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. This agreement renews automatically annually. Total fees charged for the year ended December 31, 2017 were $1,397,365 and were included in their respective expense accounts in the financial statements. The Company owed Carolina Financial Group $1 at December 31, 2017 and is included in the Accounts Payable on the Statement of Financial Position. The Company paid preferred member distributions of $9,600 in 2017. There were common interest member contributions of $20,000 for 2017.

NOTE D - OPERATING LEASES

The Company leases office space under several lease agreements with varying amounts and terms. The combined future minimum lease payments required under these leases are as follows:

Year Ending December 31			Amount
2018			54,273
2019			24,000
	Total	$	78,273

The Company leases office equipment under a lease agreement dated August 14, 2015. The future minimum lease payments under this lease is as follows:

Year Ending December 31			Amount
2018			3,526
2019			2,057
	Total	$	5,583

NOTE E - NET CAPITAL REQUIREMENTS

Carolina Financial Securities, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital as defined of $253,382 and excess net capital of $236,565. At the same date, the Company's ratio of aggregate indebtedness to net capital was 0.9955 to 1. Accordingly, the Company was in compliance with the net capital requirements.

NOTE F - CREDIT RISKS AND OTHER CONCENTRATIONS

Carolina Financial Securities, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The company had $187,304 in excess of the FDIC insured amount.

NOTE G – REGULATORY FINES

On April 29, 2015, CFS received a Notice of Complaint Letter from FINRA indicating FINRA's election to formally pursue disciplinary action against CFS and Bruce Roberts, the President of CFS. The letter made reference to a 2014 Private Placement offering of IMG Funding, LLC, alleging a failure by CFS to conduct reasonable due diligence and claiming that CFS disseminated advertising materials containing misrepresentations and omissions of material facts. A formal Disciplinary Hearing was held in 2016 and on May 26, 2017 FINRA's Office of Hearing Officers published a hearing panel decision dismissing all fraud charges against CFS and Bruce Roberts in the offering of IMG Funding, LLC. The hearing panel did find that CFS, but not Mr. Roberts, recommended that its customers purchase certain securities while lacking a reasonable basis for making such a recommendation and circulated false and misleading communications to the public. The panel also found that CFS and Mr. Roberts failed to enforce CFS' written supervisory procedures, resulting in CFS being fined $60,000. The decision became final on July 13, 2017. There are no further contingencies related to this or any other regulatory action.

NOTE H - SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2017 in accordance with ASC 855 - *Subsequent Events* through February 26, 2018, which is the date the financial statements were available for issuance. Based on this evaluation, no disclosures or adjustments were made to the financial statements.